3/24

06008558

AB 3/23/06

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 152

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48611 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**STANFORD GROUP COMPANY**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5050 WESTHEIMER
(No. and Street)

HOUSTON (City) TEXAS (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. J. RINCON (713) 964-8327
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

333 CLAY STREET, SUITE 4700 (Address) HOUSTON (City) TEXAS (State) 77002 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 16 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/10/06

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

2A

## OATH OR AFFIRMATION

I, A.J. RINCON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANFORD GROUP COMPANY, as of FEBRUARY 7, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOROTHY W. RUSSELL
MY COMMISSION EXPIRES
JUNE 1, 2006

Signature

Executive V.P./Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- n/☐ (c) Statement of Income (Loss).
- n/☐ (d) Statement of Changes in Financial Condition.
- n/☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- n/☐ (g) Computation of Net Capital.
- n/☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/☐ (m) A copy of the SIPC Supplemental Report.
- n/☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

333 Clay Street, Suite 4700
Houston, Texas 77002-4180
Telephone: (713) 659-6551
Fax: (713) 659-3238

# Independent Auditors' Report

The Board of Directors
Stanford Group Company
and subsidiaries

We have audited the accompanying consolidated statement of financial condition of Stanford Group Company and subsidiaries as of December 31, 2005. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stanford Group Company and subsidiaries, as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Houston, Texas
February 22, 2006

# Stanford Group Company and Subsidiaries

## Consolidated Statement of Financial Condition

| *December 31,* | | 2005 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 19,411,836 |
| Escrow cash (Note 7) | | 555,591 |
| Due from broker-dealers (Note 1) | | 1,419,560 |
| Securities owned, at market value (Notes 1 and 2) | | 4,407,261 |
| Accounts receivable | | 1,457,597 |
| Receivables from affiliates (Note 7) | | 2,778,029 |
| Accrued interest receivable | | 72,928 |
| Advanced compensation arrangements, net (Note 4) | | 8,066,342 |
| Prepaid expenses and other assets (Note 5) | | 3,002,587 |
| Property, equipment and leasehold improvements, net (Note 3) | | 23,678,050 |
| Deferred tax asset (Note 8) | | 837,000 |
| | $ | 65,686,781 |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities** | | |
| Due to broker-dealers (Note 1) | $ | 4,650,082 |
| Accounts payable and accrued expenses | | 2,685,692 |
| Note Payable (Note 6) | | 7,650,785 |
| Payables to affiliates (Note 7) | | 10,597,360 |
| | | 25,583,919 |
| **Commitments and contingencies** (Notes 9 and 10) | | |
| **Stockholder's equity** (Note 9) | | |
| Common stock | | 1,000 |
| Additional paid-in capital | | 69,502,666 |
| Accumulated deficit | | (29,400,804) |
| Total stockholder's equity | | 40,102,862 |
| | $ | 65,686,781 |

*See accompanying independent auditors' report, summary of significant accounting policies and notes to consolidated financial statement.*

# Summary of Significant Accounting Policies

**Organization and Nature of Business**

Stanford Group Company (the Company) is a wholly-owned subsidiary of Stanford Group Holdings, Inc. (SGH), a Delaware corporation. The Company was incorporated in Texas on July 21, 1995. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and an investment adviser and is a member of the National Association of Securities Dealers, Inc. (NASD). Further, the Company is registered with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC) as an introducing broker-dealer. The Company is licensed to execute security trades for customers as agent and principal as well as trading for its own accounts.

The Company has agreements (Agreements) with Bear Stearns Securities Corp. (Bear Stearns) and First Southwest Company (Clearing Brokers) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). Bear Stearns provides investor protection coverage for the net equity of customer funds and securities positions held by the clearing broker.

**Principles of Consolidation**

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiaries, The Stanford Financial Group Building, Inc., a Texas real estate holding company that leases office space to affiliated companies, and Stanford Agency, Inc., a licensed insurance company that offers variable annuity and life insurance products. All significant intercompany transactions and balances have been eliminated in consolidation.

**Cash Equivalents**

The Company considers short-term investments with original maturities of three months or less as cash equivalents.

**Securities Transactions**

Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

**Advanced Compensation Arrangements**

Advanced compensation arrangements represent "upfront payments" to Company brokers, which are subject to conditions set forth in promissory note agreements. Upfront payments are earned and, therefore, not repayable by the note holder upon their continued employment with the Company for periods of generally five years. Accordingly, these upfront payments are pro-ratably amortized and charged to amortization of advanced compensation arrangements expense by the Company in accordance with such employment terms.

**Property, Equipment and Leasehold Improvements**

Property, equipment and leasehold improvements are stated at cost. Depreciation is computed for financial reporting purposes by the straight-line method and accelerated methods for income tax purposes over their estimated useful lives. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the leased property to which they are attached.

The Company reviews its fixed assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be fully recoverable. The Company has determined that there has been no impairment of its property and equipment.

**Income Taxes**

The taxable income of the Company is included in a consolidated federal tax return filed by SGH. Income taxes are provided by the Company for its financial statements as if it filed a separate tax return.

The Company uses an asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company adjusts the deferred tax asset valuation allowance based on judgments as to future realization of the deferred tax benefits supported by demonstrated trends in the Company's operating results.

**Fair Value of Financial Instruments**

The financial instruments of the Company are reported in the consolidated statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

**Concentration of Credit Risk**

The Company maintains cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits. At December 31, 2005, the Company's uninsured cash and cash equivalents balances totaled approximately $18,215,000. The Company has not experienced any losses in such accounts and management believes that the possibility of any credit loss is minimal.

**Management's Estimates and Assumptions**

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The actual results could differ from these estimates.

**1. Due to or from Broker-Dealers**

Pursuant to the Agreements for securities clearance services with the Clearing Brokers, SGC records amounts due to or from broker-dealers. Due from broker-dealers at December 31, 2005, consisted of receivables of $1,419,560. Due to broker-dealers at December 31, 2005 consisted of margin loans of $3,537,944 and payables of $1,112,138. The Agreements with the Clearing Brokers provide the Brokers with liens on all the Company's property held by the Brokers including, but not limited to, securities, deposits, monies and receivables. These liens secure the Company's liabilities and obligations to the Brokers.

**2. Securities Owned**

Securities owned are stated at market values and consist of the following at December 31, 2005:

| | Amount |
|---|---|
| Municipal securities | $ 3,645,242 |
| Corporate bonds, debentures, and notes | 715,375 |
| Corporate equities | 46,644 |
| | $ 4,407,261 |

**3. Property, Equipment and Leasehold Improvements**

Property, equipment and leasehold improvements consist of the following at December 31, 2005:

| | Useful Lives (Years) | Amount |
|---|---|---|
| Building | 39 | $ 21,416,271 |
| Leasehold improvements | 7-10 | 5,271,961 |
| Equipment | 7-10 | 1,816,227 |
| Computer equipment and software | 3-5 | 198,838 |
| Furniture and fixtures | 10 | 124,140 |
| Office art work | 5-7 | 3,113 |
| Total property and equipment | | 28,830,550 |
| Less accumulated depreciation and amortization | | (5,152,500) |
| | | $ 23,678,050 |

**4. Advanced Compensation Arrangements**

Advanced compensation arrangements represent "upfront payments" to Company brokers, which are subject to conditions set forth in promissory note agreements. Upfront payments are earned and, therefore, not repayable by the note holder upon their continued employment with the Company for periods of generally five years. Accordingly, these upfront payments are pro-ratably amortized and charged to amortization of advanced compensation arrangements expense by the Company in accordance with such employment terms. In circumstances where the brokers terminate prior to the expiration of the agreements, the note holder is obligated to repay any unearned balances due to the Company. At December 31, 2005, the Company had $9,099,989 in advance compensation arrangements with brokers. The Company maintains reserves for estimated unrecoverable amounts due under these arrangements. At December 31, 2005, the Company had reserves of $1,033,647 for estimated unrecoverable amounts (see Note 9).

**5. Prepaid Expenses and Other Assets**

Prepaid expenses and other assets consist of the following at December 31, 2005:

| | | Amount |
|---|---|---|
| Prepaid expenses | $ | 1,988,759 |
| Prepaid insurance | | 736,977 |
| Deferred loan costs | | 59,954 |
| Prepaid rent | | 32,468 |
| Other assets | | 184,429 |
| | $ | 3,002,587 |

**6. Note Payable**

On May 30, 2000, TSFGB entered into a loan agreement ("Agreement") with a third party financial institution for $7,990,000 in connection with the construction of a new office garage. The loan bears interest at 8.478% through June 1, 2010, and at 10.478% from such date to maturity, June 1, 2030. Principal and interest is payable in equal monthly installments of $61,312, beginning on July 1, 2000 with a balloon payment of $7,285,925 on June 1, 2030.

The loan is collateralized by substantially all of the assets of TSFGB, including all building and land additions or improvements and all current and future lease agreements.

In accordance with criteria defined by the Agreement, TSFGB is required to make monthly deposits to the escrow account for insurance premiums as well as future building improvements, after formal authorizations from the third party custodian. At December 31, 2005, the balance of such funds held in escrow was $555,591.

**7. Related Party Transactions**

Pursuant to joint marketing agreements, the Company and an affiliated foreign financial institution agreed to jointly market and offer fixed income and trust products to their respective customers. In connection therewith, the Company is entitled to referral fees based upon percentages of the referred portfolio as defined in the respective agreements. These agreements are automatically renewable for successive one year periods unless terminated by either party on thirty days prior written notice. At December 31, 2005, the Company had receivables from affiliates of $1,146,657 related to such referrals. Additionally, the Company has $1,631,372 in receivables from affiliates primarily related to certain cost allocations and routine transactions in the normal course of business.

At December 31, 2005, the Company had payables to affiliates of $10,597,360 related to operating expenses incurred with the affiliates. The expenses incurred were primarily for leasing of furniture, computers and computer related equipment, advertising, business promotion, rent, insurance, telecommunication and commission expenses.

**8. Income Taxes**

Deferred taxes are determined based on temporary differences between the financial statement and income tax bases of assets and liabilities as measured by enacted tax rates, which will be in effect when these differences are expected to reverse.

Deferred income taxes consist of the following at December 31, 2005:

| | | Amount |
|---|---|---|
| Net operating loss carryforward | $ | 7,191,000 |
| Capital loss carryover | | 339,000 |
| Reserve for advanced compensation arrangements | | 351,000 |
| Property and equipment | | (38,000) |
| Self-insurance reserves | | 140,000 |
| Other | | 153,000 |
| Gross deferred tax asset | | 8,136,000 |
| Valuation allowance | | (7,299,000) |
| Net deferred tax asset | $ | 837,000 |

At December 31, 2005, the Company had a net operating loss carryforward of approximately $21,151,000 for income tax reporting purposes, available to offset future years' taxable income through 2025. At December 31, 2005, management provided a 100% valuation allowance against the net operating loss carryforward since the future realizability is not reasonably assured.

At December 31, 2005, the Company had capital loss carryforwards for tax reporting purposes totaling approximately $998,000, which are available to offset future taxable income and income tax through the year 2009. At December 31, 2005, the Company provided a valuation allowance against a portion of the capital loss carryover since the future realizability of capital losses of approximately $24,000 expiring in 2006 is not reasonably assured.

At December 31, 2005, the Company had AMT tax credit carryforwards for tax reporting purposes totaling approximately $84,000, which are available to offset future taxable income and income tax through the year 2009. At December 31, 2005, the Company provided a 100% valuation allowance against the AMT tax credit carryover since the future realizability of the tax credit is not reasonably assured.

**9. Regulatory Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Regulatory net capital may fluctuate on a daily basis. At December 31, 2005, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $5,404,348, which was $5,154,348 in excess of its required regulatory net capital of $250,000.

The Company is also subject to the Commodity Futures Trading Commission's Net Capital Rule in accordance with Section 1.10 of the Commodity Exchange Act, which requires the maintenance of a minimum regulatory net capital amount of $30,000. At December 31, 2005, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $5,404,348, which was $5,347,348 in excess of its required net capital amount.

**10. Commitments and Contingencies**

*Customer Transactions*
In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

*Securities and Exchange Commission's Audit*
The Company is subject to routine compliance and operational audits by the SEC and the NASD. In September 2005, the SEC issued its report on the findings resulting from its audit conducted in October 2004. In October 2005, the Company responded to the SEC's findings objecting to certain of the matters raised by the SEC. As of the date of the report, the SEC has not had any further communications with the Company, and therefore, the ultimate outcome of this matter is uncertain.

*Legal Matters*
The Company is involved in various legal actions and other claims arising in the ordinary course of business. The Company believes it is unlikely that the final outcome of any claim or litigation to which the Company is a party will have a material adverse effect on the Company's financial position or results of operations; however due to uncertainty of litigation, there can be no assurance that the resolution of any particular claim would not have a material adverse effect on the Company's results of operations.

During the year the Company was involved in various matters with former brokers, which, in some cases, were arbitrated by an NASD panel, seeking to recover amounts due the Company under advanced compensation arrangements. At December 31, 2005, the Company has similar matters pending under arbitration. Management believes, based on the opinion of its legal council, that the final disposition of these matters will not have a material adverse effect on the Company's financial condition.

*Deferred Compensation Plan*
Effective May 1, 2005, the Company began a special non-qualified deferred compensation plan for the purpose of awarding performance compensation to key employees. The plan provides for certain performance appreciation rights (PARs) to be awarded to key employees. The PARs accrete or decreases in value based on operating performance measures, as defined by the plan. At December 31, 2005, no PARs were awarded or outstanding under the plan.

*Self-Insurance*
The Company has a self-insured program for medical and dental benefits for its employees. The program is administered by a third party insurance company, which in addition to charging an administrative fee, also provides insurance for claims in excess of an individual stop-loss of $100,000 per participant per year, and an aggregate stop-loss for the Company and other affiliated companies of approximately $2,920,000 at December 31, 2005.

*Operating Leases*
The Company leases office space and certain equipment under operating lease agreements (some of which are month-to-month) expiring through 2015. At December 31, 2005, the future minimum rental payments required under these leases were as follows:

| *Year Ending December 31,* | | Amount |
|---|---|---|
| 2006 | $ | 5,151,014 |
| 2007 | | 5,014,695 |
| 2008 | | 3,935,228 |
| 2009 | | 3,757,498 |
| 2010 | | 3,567,872 |
| Thereafter | | 13,103,418 |
| Total | $ | 34,529,725 |

**11. Subsequent Events**

Subsequent to year end, the sole shareholder of the Company contributed additional capital of $9,000,000 to the Company.

# Supplemental Material

**Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5 and Section 1.16 of the Commodity Exchange Act**

**The Board of Directors**
**Stanford Group Company**
**and Subsidiaries**

In planning and performing our audit of the consolidated statement of financial condition of Stanford Group Company and subsidiaries as of December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing control activities for the purpose of expressing our opinion on the statement of financial condition as of December 31, 2005, and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Section 1.16 of the Commodity Exchange Act ("CEA"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) and Commodity Futures Trading Commission ("CFTC") Section 1.16, in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11) and Section 1.18 of the CEA, in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) and Section 1.12 of the CEA list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC ("the Commissions") to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, as well as the CEA and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, of management, the SEC, the National Association of Securities Dealers, Inc. and other state and federal regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose. Further, this report is intended for the use of the National Futures Association and the CFTC which rely on Section 1.16 and 1.18 of the CEA.

BDO Seidman, LLP

Houston, Texas
February 22, 2006